Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


For Immediate Release


  NEWMONT TO CREATE WORLD'S LARGEST GOLD PRODUCER WITH ACQUISITIONS OF NORMANDY
                        MINING AND FRANCO-NEVADA MINING

DENVER, ADELAIDE, TORONTO, NOVEMBER 14, 2001 - Newmont Mining Corporation (NYSE:
NEM), Normandy Mining Limited (AUS: NDY) and Franco-Nevada Mining Corporation Limited (TSE: FN) today announced transactions which provide for Newmont to acquire Normandy and Franco-Nevada, creating the world's largest gold producer. The resulting company will be:

     -#1 in gold reserves (97 million ounces)
     -#1 in gold production (8 million ounces per year)
     -#1 in leverage to gold among majors
     -#1 in trading liquidity
     -#1 in EBITDA

Newmont intends to make a recommended offer of 0.0385 shares of Newmont common stock for each Normandy common share. In addition, Newmont will pay A$0.05 per Normandy common share in cash if the Newmont offer is accepted by holders of at least 90% of the Normandy common shares, as described further below. Newmont also agreed to acquire Franco-Nevada in a stock-for-stock transaction, in which Franco-Nevada common shareholders will receive 0.8 of a share of Newmont common stock (or exchangeable shares, exchangeable for Newmont common stock) for each share of Franco-Nevada common stock pursuant to a Canadian Plan of Arrangement. The respective transactions have been approved and are recommended by the boards of directors of all three companies.

The offer for Normandy, including the conditional cash component assuming 90% acceptance, represents A$1.70 per share based on closing stock prices and the exchange rate on Tuesday, November 13 and A$1.78 per share based on the volume average weighted average price of Newmont over the previous five days. The offer substantially represents a premium of 21% over the current value of the offer for Normandy announced by AngloGold Ltd. on September 5, 2001. Franco-Nevada, which owns 446 million shares (19.9%) of Normandy common stock, has granted to Newmont the right to acquire its block of Normandy common shares, exercisable at Newmont's discretion, at the exchange ratio in its bid for Normandy.

FINANCIAL STRENGTH, LEVERAGE TO GOLD AND SYNERGIES
Wayne W. Murdy, President and Chief Executive Officer of Newmont, said, "Newmont will become one of the best-capitalized companies in the gold mining industry, with enhanced strength and flexibility to continue to explore, develop new projects and make strategic investments as opportunities arise. With a combined cash position of over US$700 million, Newmont will reduce its net debt to net book capitalization ratio to 18% from 41%."

Consistent with its position as a largely unhedged producer, Newmont does not intend to enter into new gold hedging positions. Going forward, Newmont expects to deliver production into Normandy's existing hedge contracts, but will seek to unwind the positions when economically attractive.

In consolidating the three companies, Newmont expects to realize approximately US$70 million to $80 million in annual after-tax synergies after the first full year, increasing to approximately US$80 million to $90 million a year by the end of the second year. The acquisitions are expected to be immediately accretive to Newmont's earnings, free cash flow and net asset value.

THE NEW GOLD STANDARD
Mr. Murdy said, "Newmont's global operating and development skills, Normandy's Australian and international mining portfolio and Franco-Nevada's financial and dealmaking strength, together, create the new gold standard for the 21st Century. Current Newmont shareholders will enjoy a more diversified asset base and balanced risk profile, increased trading liquidity, a solid capital structure and an excellent platform for future growth, all with the industry's greatest leverage to a rising gold price."

Robert J. Champion de Crespigny, Chairman and Chief Executive Officer of Normandy, said, "We are excited that Normandy shareholders and management will participate in creating the leading gold company in the world. Normandy shareholders are receiving a superior bid, which both the Board and I enthusiastically endorse and recommend. Shareholders will own equity in a liquid, North American company with the financial strength to advance our many attractive development projects."

Pierre Lassonde, President and Co-Chief Executive Officer of Franco-Nevada, said, "Along with Newmont management, we are optimistic about the future price of gold. Franco-Nevada shareholders benefit from this transaction by substantially increasing their leverage to gold in the number one gold company in the world. I am looking forward to working alongside Wayne."

The exchange ratio of the stock component of the Newmont offer for Normandy represents a 25% premium over the average exchange ratio between Normandy's share price and Newmont's share price for the year prior to the announcement of AngloGold Ltd.'s offer for Normandy (September 5, 2001). The A$0.05 payment in cash, payable upon acceptance of the Newmont offer by 90% of the outstanding shares on a fully-diluted basis, would represent an additional premium to Normandy's shareholders. Assuming Franco-Nevada is acquired by Newmont, it will be considered to have accepted the Newmont offer for this purpose. In addition, the cash payment would be subject to the approval of certain matters by the Australian Securities & Investment Commission (ASIC). The exchange ratio in the Newmont/Franco-Nevada transaction implies a price for Franco-Nevada of C$28.36, based on Tuesday's closing stock prices and exchange rate. This ratio represents a premium of 23% over the average exchange ratio between Franco-Nevada's share price and Newmont's share price during the past year. Newmont shareholders will continue to own slightly more than 50% of the combined company with the balance being owned approximately 32.5% by

Franco-Nevada shareholders and approximately 17.5% by Normandy shareholders. The transaction is intended to be tax free to the Franco-Nevada shareholders in Canada and the United States and the exchangeable shares are intended to qualify for investment by Canadian tax exempts outside of their "foreign property" baskets.

SUPPORT FOR TRANSACTIONS
Newmont has performed due diligence with regard to Normandy and Franco-Nevada and has obtained:

     -approval by the boards of directors of all three companies of their respective transactions, as well as their recommendations that their shareholders support the transactions;

     -a commitment of Franco-Nevada's 19.9% interest in Normandy to Newmont's acquisition of Normandy;

     -commitments from both the Chairman and the President of Franco-Nevada to vote their shares in favor of Newmont's acquisition of Franco-Nevada; and

     -commitments from both the Chairman and the President of Franco-Nevada to not dispose of certain of the Newmont or exchangeable shares received by them for three years following the consummation of the transactions.


THE NEW NEWMONT
The combined company will have global reach and scale:

     -22 mines on 5 continents;
     -interests or participations in another 8 gold operations;
     -approximately 70% of its combined production and reserves from North
      America and Australia;
     -12,500 employees; and
     -preeminent land positions in world-class gold districts in Nevada, Western
      Australia and Peru, and a portfolio of promising development and exploration projects.

LEADERSHIP ROLES
Mr. Murdy will be Chairman and Chief Executive Officer of Newmont, effective January 1, 2002. Mr. Lassonde will be President of the combined company. The board of directors of the combined company will have up to 17 members. Messrs. Lassonde and Seymour Schulich, Chairman and Co-Chief Executive Officer of Franco -Nevada, will join the combined company's Board of Directors. Mr. De Crespigny, along with two other individuals, one nominated from among Normandy nominees and one chosen by Franco-Nevada, will be offered positions on the expanded Newmont board.

Mr. Murdy said, "We are committed to expanding Franco-Nevada's precious metals royalty business, building on the portfolio management capabilities of Franco-Nevada in a newly created Newmont business unit. We expect this to provide Newmont with a stable, high-margin income stream to complement its strong leverage to gold. The combined company also will benefit from Normandy's land package and abilities in advancing projects into reserves, combined with Newmont's superior operating skills and the financial strength of Franco-Nevada, to build the world's best gold company."

TRANSACTION HIGHLIGHTS
The transactions are subject to customary regulatory approvals in the United States, Australia and Canada, as well as to approval by the holders of Newmont common shares. The Franco-Nevada acquisition is conditioned upon shareholder and court approval as well as tenders by at least 50.1% of the Normandy shares under the Newmont bid (which may include Franco-Nevada's 19.9% stake). The transactions are expected to close in the first half of 2002.

Newmont intends to make an off-market takeover bid for all outstanding Normandy common shares. This bid will include a minimum acceptance condition of 50.1% of the Normandy common shares, calculated on a fully-diluted basis (which may include the 19.9% stake that Franco-Nevada has committed to Newmont). Details of the bid, including conditions, are set out in the schedule to this announcement.

Newmont intends to acquire Franco-Nevada in a shareholder and court-approved Plan of Arrangement.

The combined company will be US-incorporated, with headquarters in Denver, Colorado. The common stock of the company will trade as "NEM" on the New York Stock Exchange and Newmont will apply for listing of its securities on the Australian Stock Exchange, as a company incorporated in the United States. Newmont's exchangeable shares will trade in Toronto, on the Toronto Stock Exchange.

If the transactions with Newmont do not occur under certain circumstances, the agreements announced today provide for break-up fees of up to US$100 million, payable to Newmont by Franco-Nevada, and A$38.33 million payable to Newmont by Normandy.

Newmont was advised by J.P. Morgan Securities Inc. and Goldman Sachs & Co., and its legal advisors on the transactions were Wachtell, Lipton, Rosen & Katz, Goodmans LLP and Gilbert + Tobin. Normandy was advised by Macquarie Bank and the law firm of Allens Arthur Robinson. Franco-Nevada was advised by National Bank Financial and CIBC World Markets and the law firm of Gowling Lafleur Henderson LLP.

Newmont is a leading world gold producer with operations in 8 countries, including: the United States, Canada, Mexico, Peru, Bolivia, Uzbekistan, Australia and Indonesia.

Headquartered in Toronto, Canada, Franco-Nevada is the leading precious minerals royalty company and, by market capitalization, ranks among the largest gold companies in the world. Franco-Nevada is Normandy's largest shareholder, with a holding of 446 million shares, or

19.9% of the outstanding common shares, all of which have been committed to Newmont in the transaction.

Headquartered in Adelaide, Australia, Normandy is Australia's largest gold company, producing over 2 million ounces of gold a year.

                                      # # #

NEWMONT CONTACTS: MEDIA, DOUG HOCK, +1-303-837-5812, OR INVESTORS, WENDY YANG +1-303-837-6141

NORMANDY MINING LIMITED -- DAVID CONSTABLE +1-416-596-1299, INVESTOR RELATIONS

FRANCO-NEVADA MINING LIMITED - DAVID HARQUAIL +1-416-480-6497


A CONFERENCE CALL IS SCHEDULED FOR TODAY BEGINNING AT 10:00 A.M. EASTERN, 9:00 A.M. CENTRAL, 8:00 A.M. MOUNTAIN AND 7:00 A.M. PACIFIC AND 2:00 A.M., SYDNEY TIME.

TO PARTICIPATE DIAL:    719/457-2627 (INTERNATIONAL)
                        800/967-7137 (DOMESTIC)
PASSWORD:               607670

THE CONFERENCE CALL WILL ALSO BE SIMULTANEOUSLY CARRIED ON NEWMONT WEB SITE UNDER INVESTOR RELATIONS/PRESENTATIONS AND WILL BE ARCHIVED THERE FOR A LIMITED TIME. HTTP://WWW.NEWMONT.COM/INV_RELATIONS/PRESENTATIONS.HTM
       ------------------------------------------------------

REPLAY NUMBER:          719-457-0820 (INTERNATIONAL)
                        888-203-1112
                        PASSWORD: 607670


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The foregoing contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company resulting from the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions (such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions).


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.


PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001.

               CONDITIONS OF NEWMONT'S OFF-MARKET BID FOR NORMANDY
               ---------------------------------------------------

Australian Foreign Investment Review Board (FIRB)
------------------------------------------------
The Treasurer of the Commonwealth of Australia advises Newmont in writing, before the end of the offer period, (either unconditionally or subject only to conditions that are acceptable to Newmont) that there is no objection under the Federal Government's foreign investment policy or under the Foreign Acquisitions and Takeovers Act 1975 (Cth) to the acquisition of Normandy Shares by Newmont, such an acquisition otherwise not being in breach of the Foreign Acquisitions and Takeovers Act 1975 (Cth) or the Treasurer ceases to be entitled to make an order under Part II of the Foreign Acquisitions and Takeovers Act regarding the acquisition of those Shares by Newmont.
Minimum acceptance condition
----------------------------
Before the end of the offer period, Newmont and its associates have relevant interests in at least 50.1% of the Normandy shares calculated on a fully diluted basis.
Newmont shareholder approval
----------------------------
The Newmont shareholders shall have taken all actions necessary to approve the issuance of the Newmont Shares under the Bid and related transactions.
No prescribed occurrences
-------------------------
None of the following prescribed occurrences happen after the date of the announcement of Newmont's Bid and before the end of the offer period under the
Bid:
      Normandy converting all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

      Normandy or a subsidiary of Normandy resolving to reduce its share capital in any way;

      Normandy or a subsidiary of Normandy entering into a buyback agreement or resolving to approve the terms of a buyback agreement under sections 257C(1) or 257D(1) of the Corporations Act;

      Normandy or a subsidiary of Normandy making an issue of its shares (other than Normandy shares issued as a result of the exercise of options issued under Normandy's employee share bonus plan and or executive share incentive plan) or granting an option over its shares or agreeing to make such an issue or grant such an option;

      Normandy or a subsidiary of Normandy issuing, or agreeing to issue, convertible notes;

      Normandy or a subsidiary of Normandy disposing or agreeing to dispose, of the whole, or a substantial part, of its business or property;

      Normandy or a subsidiary of Normandy charging or agreeing to charge, the whole, or a substantial part, of its business or property;

      Normandy or a subsidiary of Normandy resolving that it be wound up;

      the appointment of a liquidator or provisional liquidator of Normandy or of a subsidiary of Normandy;

      the making of an order by a court for the winding up of Normandy or of a subsidiary of Normandy;

      an administrator of Normandy or a subsidiary of Normandy being appointed under section 436A, 436B or 436C of the Corporations Act;

      Normandy or a subsidiary of Normandy executing a deed of company arrangement; or

      the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Normandy or of a subsidiary of Normandy.

Newmont will not treat the issue of shares by Normandy under its proposed takeover of Otter Gold Mines Limited as breaching this condition.
Material Adverse Change
-----------------------
Before the end of the offer period no material adverse change occurs or is announced in the business, financial or trading position or condition, assets or liabilities, profitability or prospects of Normandy and its Subsidiaries taken as a whole.
Misleading Announcement
-----------------------
Before the end of the offer period Normandy does not disclose any untrue statement of, or omission to state, a fact that was required to be stated, or necessary so as to make a statement not misleading, in any document filed by or on behalf of Normandy with ASX or ASIC since 1 January 2001 where the untrue statement or omission of fact results in a material adverse effect in relation to the business, financial or trading position or condition, assets or liabilities, profitability or prospects of Normandy and its Subsidiaries taken as a whole.
ASX Listing Condition
---------------------
Before the end of the offer period, ASX approves the listing of Newmont and quotation of Newmont Shares to be issued pursuant to the Offer.
No Public Authority Interference
--------------------------------
During the period from the date of the announcement of Newmont's Bid to the end of the offer period:
(A) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(B) no action or investigation is instituted, or threatened by any Public Authority with respect to Normandy; or

(C)   no application is made to any Public Authority (other than by Newmont),

in consequence or in connection with the Bid, which restrains or prohibits or threatens to restrain or prohibit, or otherwise materially adversely impacts upon, the making of Offers under the Bid or the completion of any transaction contemplated by the Bid or the Normandy-Newmont Deed of Undertaking or the rights of Newmont and its associates in respect of Normandy and the Normandy Shares to be acquired under the Bid or otherwise.
For the purpose of this condition:
"PUBLIC AUTHORITY" means any government or any governmental, semi-governmental, statutory or judicial entity or authority (including without limitation the Takeovers Panel), whether in Australia or elsewhere. It also includes any self-regulatory organisation established under statute or any stock exchange. "NORMANDY-NEWMONT DEED OF UNDERTAKINGS" means the Deed dated the date of this Announcement between Newmont and Normandy, a copy of which was lodged by Normandy with ASX following this announcement.

Deed of Undertaking
-------------------
Before the end of the Offer Period under the Bid no breach of any covenant, warranty or representation made by Normandy in the Normandy-Newmont Deed of Undertaking occurs or is announced which has material adverse effect on the business, financial or trading position or condition, assets or liabilities, profitability or prospects of Normandy and its Subsidiaries taken as a whole.

ASIC Modification
-----------------
ASIC grants modifications to the Corporations Act the effect of which will be as follows:

- to permit Newmont to include the condition relating to Newmont shareholder approval; and

- to enable Newmont to satisfy the 75% test for compulsory acquisition in relation to all Normandy shares except those held by Franco-Nevada group if, during the offer period, Franco-Nevada becomes a subsidiary of Newmont.

Other Governmental or Regulatory Approvals
------------------------------------------
All necessary governmental or regulatory filings (including under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other competition and foreign investment approval filings or notifications) having been made, all applicable waiting periods with respect to any governmental or regulatory filings having expired or having been terminated, no action having been taken to restrain this offer by any governmental authority, and all necessary governmental or regulatory approvals having been obtained to ensure that:
      Newmont can vote and acquire all Normandy's shares under this offer; and

      Newmont shares can be issued under this offer and traded without restriction, including, without limitation, under the US Securities Act of 1933.

Australian Magnesium Corporation Limited commitments
----------------------------------------------------

Neither Normandy nor any subsidiary of Normandy is a party to any agreement with Australian Magnesium Corporation Limited or other obligation in respect of Australian Magnesium Corporation Limited for an amount greater than A$20 million other than:

            those agreements and obligations disclosed in the Australian Magnesium Corporation Limited Prospectus dated 15 October 2001; or

            if the public offering of Australian Magnesium Corporation Limited shares proceeds, an obligation by Normandy to subscribe for Australian Magnesium Corporation Limited shares in the manner and subject to the conditions contained in the prospectus referred to in paragraph.

Before the end of the Offer Period under the Bid there is no waiver of any condition precedent to the commitment of either Normandy, any subsidiary of Normandy, the syndicate of banks, the Australian Federal Government or the State Government of Queensland to provide funds to Australian Magnesium Corporation Limited being conditions precedent or commitments disclosed or referred to in the Australian Magnesium Corporation Limited Prospectus dated 15 October 2001.